Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

(408) 744-1001

January 11, 2008

Tom Jones

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Intelligent Buying, Inc. (the “Company”)
Amendment No. 9 to Registration Statement on
Form SB-2
Filed January 8, 2008 File No. 333-133327

Dear Mr. Jones:

This letter shall serve as the Company’s request to accelerate the effective date of the pending Form SB-2 registration statement of Intelligent Buying, Inc. to Tuesday January 15, 2008 at 3:00 PM EST.  Please forward a copy of the Commission’s Notice of Effectiveness to Robert L. B. Diener by fax transmission to (310) 362-8887 when issued.

Further, please be advised that the Company specifically acknowledges as follows:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Jones

January 11, 2008

Please be further advised that the Company acknowledges that by making this written request for acceleration of the effective date of the registration statement it confirms that it is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sincerely,

INTELLIGENT BUYING, INC.

/s/ Eugene Malobrodsky

By:

____________________

Eugene Malobrodsky

Chief Executive Officer

cc:

Robert L. B. Diener, Esq.